

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 4, 2009

John G. Stumpf
President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

> **Re:** **Wells Fargo & Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-02979**

Dear Mr. Stumpf:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: Richard D. Levy, Wells Fargo & Company